

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 21, 2016

Via E-Mail
Brian McGee
Chief Financial Officer
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

      Re: **GoPro, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 1-36514

Dear Mr. McGee:

      We refer you to our comment letter dated September 30, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Sharon Zezima, General Counsel
      GoPro, Inc.

      Amanda Ravitz
      Assistant Director